Shareholder meeting

On April 23, 2007, the Annual Meeting of the Fund was held to elect three Trustees and approve the issuance of additional shares in connection with the reorganization of four Patriot closed-end funds into the Fund.

Proxies covering shares of beneficial interest were voted at the meeting. The common and preferred shareholders elected their respective Trustees to serve until successors are duly elected and qualified. The votes were tabulated as follows:

                                                   WITHHELD
                                FOR                AUTHORITY
James R. Boyle                  14,408,589         174,013    (common shares)
Patti McGill Peterson           522                123        (preferred shares)
Steven R. Pruchansky            14,402,185         180,417    (common shares)

The common shareholders then approved the issuance of additional common shares, with the votes tabulated as follows: 9,841,181 FOR, 222,593 AGAINST and 123,980 ABSTAINING.

Meeting was then adjourned to May 2, 2007 at which time the preferred shareholders approved the issuance of additional preferred share, with the votes tabulated as follows: 631 FOR, 0 AGAINST and 5 ABSTAINING.